Exhibit (a)(1)(G)

Sent:	__________________, 2012
From:	Option Exchange
To:	_______________________
Subject:	Reminder: Option Exchange Program Expires at 1:00 PM on June 19, 2012

As of today, our records show you have not made an election to participate in the company's option exchange program.

This letter is to remind you that 1:00 p.m., Eastern Time, on June 19, 2012, is the final deadline to participate in the option exchange program. The complete details of this program are described in a formal Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated May 21, 2012 (the "Offer"). The Offer, a personalized Election Form and a Withdrawal Form were previously sent to you, but if you would like additional copies, please email us at optionexchange@dyax.com.

If you wish to participate in the Offer, you submit your Election Form on or before 1:00 p.m., Eastern Time, on June 19, 2012. The deadline will be strictly enforced. We encourage you not to wait until the last day to make your election if you wish to participate.

Your participation in the exchange program is completely voluntary. You are not obligated to participate in the exchange program. Any options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If you have any questions about the exchange program, please email us at optionexchange@dyax.com.